UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, MA 02021

Tel: (781) 575-0775

With a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	Page 2 of 17 Pages

CUSIP No. 68621F102	13D	Page 2 of 17 Pages

1.	Names of Reporting Persons. Alan A. Ades
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,489,772 Shares
	8.	Shared Voting Power 34,986,622 Shares
	9.	Sole Dispositive Power 9,489,772 Shares
	10.	Shared Dispositive Power 34,986,622 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,476,394 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.9%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	Page 3 of 17 Pages

CUSIP No. 68621F102	13D	Page 3 of 17 Pages

1.	Names of Reporting Persons Albert Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 941,516 Shares
	8.	Shared Voting Power 37,717,821 Shares
	9.	Sole Dispositive Power 941,516 Shares
	10.	Shared Dispositive Power 37,717,821 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,659,337 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	Page 4 of 17 Pages

CUSIP No. 68621F102	13D	Page 4 of 17 Pages

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,771,413 Shares
	8.	Shared Voting Power 1,167,250 Shares
	9.	Sole Dispositive Power 13,771,413 Shares
	10.	Shared Dispositive Power 1,167,250 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,938,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 5 of 17 Pages

1.	Names of Reporting Persons. Dennis Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,323,623 Shares
	8.	Shared Voting Power 2,964,131 Shares
	9.	Sole Dispositive Power 1,323,623 Shares
	10.	Shared Dispositive Power 2,964,131 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,287,754 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 6 of 17 Pages

1.	Names of Reporting Persons. Starr Wisdom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,297 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 586,297 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,297 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68621F102	13D	Page 7 of 17 Pages

1.	Names of Reporting Persons. Organo PFG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,134,638 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,134,638 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,134,638 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 8 of 17 Pages

1.	Names of Reporting Persons. Organo Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,851,984 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,851,984 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,984 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 9 of 17 Pages

1.	Names of Reporting Persons. Alan Ades 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,489,779 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,489,779 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489,779 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 10 of 17 Pages

1.	Names of Reporting Persons. Albert Erani Family Trust dated 12/29/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,731,199 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,731,199 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,199 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 11 of 17 Pages

1.	Names of Reporting Persons. Dennis Erani 2012 Issue Trust dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,964,131 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,964,131 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,964,131 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 12 of 17 Pages

1.	Names of Reporting Persons. GN 2016 Family Trust u/a/d August 12, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,250 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,250 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,250 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 13 of 17 Pages

CUSIP No. 68621F102	13D	Page 13 of 17 Pages

1.	Names of Reporting Persons. GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,012,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,012,750 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,012,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 14 of 17 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018 (the “Original Statement”) on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016 and GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (collectively, the “Controlling Entities”). The Original Statement, as amended by this Amendment (the “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment, all previous Items in the Original Statement remain unchanged.

This Amendment is being filed to update the percentage ownership of the Controlling Entities resulting from an increase in the number of shares outstanding as reported by the Issuer in its final prospectus supplement filed pursuant to Rule 424(b)(5) on November 22, 2019 (the “Prospectus”). The Amendment also reflects the acquisition by the Controlling Entities of an aggregate of 115,100 Shares since the date of the Original Statement.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 103,741,742 Shares issued and outstanding after giving effect to the closing of the Issuer’s public offering of 9,000,000 Shares on November 26, 2019 as reported in the Prospectus. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 26, 2019. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5.

(a)     Alan A. Ades is the beneficial owner of a total of 44,476,394 Shares, representing approximately 42.9% of the outstanding Shares and consisting of (i) 7,999,993 Shares held by Alan Ades, (ii) 1,489,779 Shares held by the A. Ades GRAT, (iii) 32,134,638 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Albert Erani is the beneficial owner of a total of 38,659,337 Shares, representing approximately 37.3% of the outstanding Shares and consisting of (i) 941,516 Shares held by Albert Erani, (ii) 2,731,199 Shares held by the A. Erani Trust, (iii) 32,134,638 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 4,287,754 Shares, representing approximately 4.1% of the outstanding Shares and consisting of (i) 1,323,623 Shares held by Dennis Erani and (ii) 2,964,131 Shares held by the D. Erani Trust.

CUSIP No. 68621F102	Page 15 of 17 Pages

Glenn H. Nussdorf is the beneficial owner of a total of 14,938,663 Shares, representing approximately 14.4% of the outstanding Shares and consisting of (i) 2,758,663 Shares held by Mr. Nussdorf, (ii) 1,167,250 Shares held by the GN Trust and (iii) 11,012,750 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 586,297 Shares, representing approximately 0.6% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 32,134,638 Shares, representing approximately 31.0% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.7% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 1,489,779 Shares, representing approximately 1.4% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust is the beneficial owner of a total of 2,731,199 Shares, representing approximately 2.6% of the outstanding Shares. The A. Erani Trust holds all such Shares directly. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 2,964,131 Shares, representing approximately 2.9% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani’s spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 1,167,250 Shares, representing approximately 1.1% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 11,012,750 Shares, representing approximately 10.6% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.”

[signature page follows]

CUSIP No. 68621F102	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 27, 2019

ALAN A. ADES

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GLENN H. NUSSDORF

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

STARR WISDOM

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ORGANO PFG LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ORGANO INVESTORS LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

CUSIP No. 68621F102	Page 17 of 17 Pages

ALAN ADES 2014 GRAT

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI FAMILY TRUST DATED 12/29/2012

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI 2012 ISSUE TRUST DATED 12/20/12

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 FAMILY TRUST U/A/D AUGUST 12, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 ORGANO 10-YEAR GRAT U/A/D SEPTEMBER 30, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact